Exhibit 99.5

Date: December 6, 2024

RE: Meeting of the shareholders of Clearmind Medicine Inc. to be held on January 6, 2025 (the “Meeting”)

I, Dr. Adi Zuloff-Shani, the Chief Executive Officer of Clearmind Medicine Inc., hereby certify that:

(a) arrangements have been made to have proxy related materials for the Meeting sent in compliance with National Instrument 54-101 (the “Instrument”), to all beneficial owners at least 21 days before the date fixed for the Meeting;

(b) arrangements have been made to carry out all of the requirements of the Instrument in addition to those described in subparagraph (a) and

(c) Clearmind Medicine Inc. is relying on section 2.20 of the Instrument to abridge the time prescribed in subsection 2.5(1) of the Instrument.

Sincerely,

/s/ Dr. Adi Zuloff-Shani
Dr. Adi Zuloff-Shani
Chief Executive Officer